

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02004970

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 28 2002

SEC FILE NUMBER
8- 32974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Don Alexander Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 West 22nd Street, Suite 713
(No. and Street)

Oak Brook	Illinois	60521
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Z. Alexander (630) 954-2911
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., C.P.A.
(Name — *if individual, state last, first, middle name*)

220 S. State Street,	Chicago,	Illinois	60604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Z. Alexander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Don Alexander Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn and subscribed to me on the 1st day of February, 2002.


OFFICIAL SEAL
JOAN M ALEXANDER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/07/05

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DON ALEXANDER INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT
OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET · SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Don Alexander Investments, Inc.
Oak Brook, IL 60521

I have audited the accompanying statement of financial condition of Don Alexander Investments, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Don Alexander Investments, Inc as of December 31, 2001, in conformity with generally accepted accounting principles.



Certified Public Accountant

Chicago, Illinois
February 1, 2002

DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash		$ 3,746
Money market investment		13,467
Securities owned, at market value		45,094
Receivable from broker/dealers		27,977
Other assets		4,700
Total assets		$ 94,984

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 28,590
Stockholders' Equity		
Common stock, voting no par value; authorized 500 shares; issued and outstanding 50 shares	$ 5,000	
Common stock, non-voting, no par value; authorized 1,500 shares; issued and outstanding 10 shares	1,000	
Additional paid-in capital	21,228	
Retained earnings	39,166	
Total stockholders' equity		66,394
Total liabilities and stockholders' equity		$ 94,984

The accompanying notes to the financial statements are an integral part of this statement.

DON ALEXANDER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

(1) **Significant Accounting Policies**

The Company was incorporated in Delaware on August 7, 1984. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began approximately January 28, 1985.

The preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Security transactions are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the accelerated and straight line depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original useful lives of assets are capitalized.

Statement of cash flows – In November, 1987, Statement of Financial Accounting Standards No. 95 (SFAS No. 95) was issued which requires a statement of cash flows in place of a statement of changes in financial position.

The Company's policy is to include cash on hand, amounts due from banks and short term investments in reporting cash flows.

(2) **Net Capital Requirement**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms a re defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had adjusted net capital and net capital requirements of $44,559 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

DON ALEXANDER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

(3) **Related Party Transactions**

Through Common ownership, the Company is affiliated with Jody Alexander Interior Designs, Ltd. During the year ended December 31, 2001, Jody Alexander Interior Designs, Ltd. provided Don Alexander Investments, Inc. with secretarial and other office services at a rate of $2,500 per month.

(4) **Lease Commitments**

The Company has entered into a lease for its office premises. The future minimum annual rental payments required under operating leases that have an initial or remaining noncancellable lease term, as of December 31, 2001, are as follows:

2002	$ 9,533
Thereafter	-0-
Total	$ 9,533

The Company may be obligated for additional amounts based upon increases in operating costs and real estate taxes over the term of this lease.

(5) **S Corporation**

Effective April 1, 1985, the Company elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

(6) **Profit Sharing/pension Plan**

The Company has a defined contribution pension and profit sharing plan covering all full-time employees who have one year of service and are age 21 or older. Contributions to the pension plan are at 5% of compensation while the contributions to the profit sharing plan are determined each year by the Board of Directors.

Contributions to the pension plan and profit sharing plan were $7,300 and $4,380 respectively for the year ended December 31, 2001. The accrued contributions for the year ended December 31, 2001 were $7,300 and $4,380.